Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Mr. Gui Hua Lan
Chief Executive Officer and Chairman of the Board
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy & Technology District
People's Republic of China 650217

>   **Re: China Shenghuo Pharmaceutical Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 001-33537**

Dear Mr. Lan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Report on Internal Control over Financial Reporting, page 47

1.   You disclose that you assessed the effectiveness of your internal control over financial reporting as of December 31, 2008. You also disclose the existence of three material weaknesses and two significant deficiencies and corrective actions you took during and after the fourth quarter of 2008. However, you do not appear

to conclude as to the effectiveness of your internal control over financial reporting as of December 31, 2008. Please address the following:

a. Please revise your disclosure to specifically indicate whether your internal control over financial reporting as of December 31, 2008 was effective or ineffective.

b. Please revise your disclosure of the first two material weaknesses to describe the underlying control deficiencies. In this regard, your identification of the need to reflect multiple material adjustments as a result of audit procedures performed does not appear to identify the deficiencies/weaknesses.

c. Please revise your disclosure to describe why the sales and warehouse departments failed to timely follow your returned goods policy.

d. Please revise your disclosure to add a fourth material weakness for your general control environment monitoring or explain to us why addition of a fourth material weakness is not warranted. In this regard, it appears from your disclosure that you are taking corrective action to strengthen the overall internal control environment and to monitor compliance with your policies and procedures by all departments.

e. Please revise your discussion of the corrective actions you are taking to clarify which actions were taken during the fourth quarter of 2008 and which actions were taken subsequently.

Notes to Consolidated Financial Statements
Note 1: Organization and Nature of Operations, page F-6

2. You disclose that you evaluate each subsidiary as a separate entity. Please revise your disclosure to provide the segment information by each subsidiary as required by paragraphs 16 and 25 of SFAS 131, or explain to us why such disclosure is not warranted.

Note 2: Significant Accounting Policies
Revenue Recognition, page F-8

3. Please revise to disclose whether or not you accept product returns, and if so, a) how you settle product returns (i.e. issue credit or exchange for product out of inventory), b) your accounting policy for product returns and c) a roll forward showing activity in your reserve for returns.

Note 9: Income and Other Taxes, page F-15

4. You disclose the existence of an income tax holiday. Please revise your disclosure to specifically indicate the aggregate monetary and per share effects of your tax holiday and when you anticipate the tax holiday will terminate. Please see SAB 11:C.

Form 10-Q for the quarterly period ended June 30, 2008

Condensed Consolidated Balance Sheets, page 1

5.   It is apparent that you carry your noncontrolling interest at zero at June 30, 2009. Based on disclosure in Note 2, it appears that you stopped recording the losses of your noncontrolling interests when the equity balance reached zero. Please tell us why you do not continue to present losses of your noncontrolling interests as required by paragraph 6 of SFAS 160.

Condensed Consolidated Statements of Operations and Comprehensive Loss, page 2

6.   Please tell us why you do not present net income and comprehensive income inclusive of income/loss attributed to noncontrolling interests as required by paragraphs 5a and 5b of SFAS 160 and why you do not provide the disclosures of paragraphs 38 and 39 of ARB 51, as amended by SFAS 160.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 21

7.   On page 23 you disclose that you are confident that your available funds and cash generated from operations will provide you with sufficient capital for a sustainable operation. Please revise your disclosure to clarify why you hold this belief considering your approximately $8.9 million working capital deficit and $294,430 of past due notes payable at June 30, 2009.

        As appropriate, please amend your filings in response to these comments within 10 business days or tell us when you will provide us with a response.   Please submit a cover letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant